UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2006.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to __________.

Commission file number: 1-1185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426
(Mail: P.O. Box 1113, Zip: 55440-1113)

KPMG

GENERAL MILLS 401(k) SAVINGS PLAN

Financial Statements and Supplementary Schedules

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions as of and for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
June 27, 2007

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 2006

	Allocated	Unallocated	Total
Assets:			
Participant-directed investments:			
Interest-bearing cash and short-term investments	$ 16,108,705	—	16,108,705
Master Trust Investment Accounts (MTIA)	1,687,681,118	—	1,687,681,118
All other investments, at fair value:			
Common stock	397,811,297	—	397,811,297
Unallocated insurance contracts	14,382,368	—	14,382,368
Participant loan fund	27,793,920	—	27,793,920
Directed brokerage fund	56,071,254	—	56,071,254
Total participant-directed investments	2,199,848,662	—	2,199,848,662
Nonparticipant-directed investments:			
Interest-bearing cash and short-term investments	—	43,434	43,434
Investments, at fair value:			
Common stock	—	6,206,225	6,206,225
Total nonparticipant-directed investments	—	6,249,659	6,249,659
Total investments	2,199,848,662	6,249,659	2,206,098,321
Receivables:			
Employer contributions	—	1,146,394	1,146,394
Interest and dividends	121,736	2,826	124,562
Miscellaneous	46,369	—	46,369
Total assets	2,200,016,767	7,398,879	2,207,415,646
Liabilities:			
Accounts payable expenses	2,229,037	5,670	2,234,707
Loans	—	1,801,000	1,801,000
Total liabilities	2,229,037	1,806,670	4,035,707
Net assets available for benefits at fair value	2,197,787,730	5,592,209	2,203,379,939
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(5,115,012)	—	(5,115,012)
Net assets available for benefits	$ 2,192,672,718	5,592,209	2,198,264,927

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 2005

	Allocated	Unallocated	Total
Assets:			
Participant-directed investments:			
Interest-bearing cash and short-term investments	$ 10,985,659	—	10,985,659
Master Trust Investment Accounts (MTIA)	1,520,951,999	—	1,520,951,999
All other investments, at fair value:			
Common stock	359,096,729	—	359,096,729
Unallocated insurance contracts	12,500,021	—	12,500,021
Participant loan fund	26,123,433	—	26,123,433
Directed brokerage fund	50,708,076	—	50,708,076
Total participant-directed investments	1,980,365,917	—	1,980,365,917
Nonparticipant-directed investments:			
Interest-bearing cash and short-term investments	—	61,750	61,750
Investments, at fair value:			
Common stock	—	10,658,615	10,658,615
Total nonparticipant-directed investments	—	10,720,365	10,720,365
Total investments	1,980,365,917	10,720,365	1,991,086,282
Receivables:			
Employer contributions	—	1,675,582	1,675,582
Employee contributions	1,929,773	—	1,929,773
Interest and dividends	34,931	2,166	37,097
Miscellaneous	13,353	—	13,353
Total assets	1,982,343,974	12,398,113	1,994,742,087
Liabilities:			
Accounts payable expenses	1,508,658	—	1,508,658
Loans	—	4,014,000	4,014,000
Total liabilities	1,508,658	4,014,000	5,522,658
Net assets available for benefits at fair value	1,980,835,316	8,384,113	1,989,219,429
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(6,715,941)	—	(6,715,941)
Net assets available for benefits	$ 1,974,119,375	8,384,113	1,982,503,488

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

	Allocated	Unallocated	Total
Net assets available for benefits at beginning of period	$ 1,974,119,375	8,384,113	1,982,503,488
Investment income:			
Income from MTIA	185,051,231	—	185,051,231
Income from all other investments:			
Dividends and interest	12,244,548	262,785	12,507,333
Net realized/unrealized depreciation in fair market value of investments	60,037,315	1,149,544	61,186,859
Total net investment income	257,333,094	1,412,329	258,745,423
Contributions:			
Employees	81,838,254	—	81,838,254
Employee rollovers	1,559,242	—	1,559,242
Employer	—	36,027,265	36,027,265
Total contributions	83,397,496	36,027,265	119,424,761
Miscellaneous	(426,674)	426,674	—
Allocation of 465,421 shares of common stock of General Mills, Inc. at market	39,930,696	—	39,930,696
Total additions	380,234,612	37,866,268	418,100,880
Distributions and expenses:			
Interest expense	—	(259,004)	(259,004)
Administrative expenses	(1,499,439)	(468,472)	(1,967,911)
Distributions to participants/beneficiaries	(160,181,830)	—	(160,181,830)
Allocation of 465,421 shares of common stock of General Mills, Inc. at market	—	(39,930,696)	(39,930,696)
Total deductions	(161,681,269)	(40,658,172)	(202,339,441)
Net assets available for benefits at end of period	$ 2,192,672,718	5,592,209	2,198,264,927

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

	Allocated	Unallocated	Total
Net assets available for benefits at beginning of period	$ 1,867,196,649	14,849,622	1,882,046,271
Investment income:			
Income from MTIA	124,991,690	—	124,991,690
Income from all other investments:			
Dividends and interest	11,249,568	430,762	11,680,330
Net realized/unrealized depreciation in fair market value of investments	(640,188)	(123,399)	(763,587)
Total net investment income	135,601,070	307,363	135,908,433
Contributions:			
Employees	78,796,801	—	78,796,801
Employer	—	16,412,965	16,412,965
Total contributions	78,796,801	16,412,965	95,209,766
Miscellaneous	(579,652)	579,652	—
Allocation of 465,421 shares of common stock of General Mills, Inc. at market	22,685,559	—	22,685,559
Total additions	236,503,778	17,299,980	253,803,758
Distributions and expenses:			
Interest expense	—	(466,590)	(466,590)
Administrative expenses	(2,437,215)	(613,340)	(3,050,555)
Distributions to participants/beneficiaries	(127,143,837)	—	(127,143,837)
Allocation of 465,421 shares of common stock of General Mills, Inc. at market	—	(22,685,559)	(22,685,559)
Total deductions	(129,581,052)	(23,765,489)	(153,346,541)
Net assets available for benefits at end of period	$ 1,974,119,375	8,384,113	1,982,503,488

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the General Mills 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and the plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company or General Mills) and administered by various committees. The Plan is a defined contribution employee pension benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions.

The Plan was amended and restated effective January 1, 2005. Under the Plan, nonhighly compensated employees of General Mills may elect to contribute up to 30% of his or her compensation and highly compensated individuals may elect to contribute up to 15% of his or her compensation (as defined by the Plan) on a before-tax basis to certain combinations of 16 investment funds, as described in note 4. Certain classifications of employees are also permitted to make contributions on an after-tax basis. The total of before-tax and after-tax contributions in no event can be more than 30% of compensation for nonhighly compensated employees and 15% of compensation for highly compensated employees. Additionally, the Plan was amended on September 1, 2002 to allow eligible participants to make catch-up contributions. Company matching contributions are made by allocations of shares of General Mills common stock, which are credited to each employee's account in the employee stock ownership plan (ESOP Fund). The percentage of compensation contributed to the Plan by employees which is eligible for Company matching and the level of Company matching contributions vary among employee classifications.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual-basis method of accounting in accordance with U.S. generally accepted accounting principles.

(b) Adoption of New Accounting Standard

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Plan to value the holdings of investment contracts at fair value. The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

(Continued)

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d) Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(e) Concentration of Market Risk

At December 31, 2006 and 2005, approximately 18% and 19%, respectively, of the Plan's net assets were invested in the common stock of General Mills. The underlying value of General Mills is entirely dependent upon the performance of General Mills and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(f) Investments

The investments of the Plan in the GMI Investment Trust (the Investment Trust) are valued at fair value. Pooled funds consist of master trust investment accounts (MTIA) and funds pooled for the purpose of forming participant investment options. Fair value of the Plan's investments in the pooled funds and in common stock of the Company is based on market values of the underlying securities, as discussed in notes 4 and 5. Short-term investments are stated at cost, which approximates fair value. The MTIA includes investment contracts issued by banks or insurance companies, which are valued at fair value of the underlying assets. Fully benefit-responsive investment contracts are valued at contract value because this is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis.

The Plan accounts for certain changes in net assets as follows:

- Dividends and interest, net realized and unrealized appreciation (depreciation), and administrative expenses of the investment funds are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the market value of the underlying pooled funds.

- Net realized appreciation (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of average cost to each investment manager's portfolio.

(3) Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated participants are re-employed by the Company within 60 months of termination, such forfeited nonvested portion of the Company's contributions is restored to their Plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of re-employment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to re-employed participants, and cover administrative expenses. For the period ending December 31, 2006 and 2005, $426,675 and $579,653, respectively, was forfeited by participants and used entirely to pay plan fees related to that year.

The Company's contributions vest in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

If a participant retires, dies while an active employee, becomes totally and permanently disabled, or if a participant's employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company's Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested regardless of the length of Company service.

(4) Investments

Participants, at their discretion, may direct their contributions to any of the 16 investment funds listed below.

US Equity Funds:
- Diversified US Equity
- Aggressive Equity
- Growth Equity
- Value Equity
- Small and Mid Cap Equity
- S&P 500 Enhanced Index
- Company Stock

International Equity Funds:
- Diversified International
- Int'l Developed Markets
- Int'l Emerging Markets

Fixed Income Funds:
- Fixed Income
- US Treasury

Balanced Funds:
- Moderate Balanced
- Aggressive Balanced
- Conservative Balanced

Self-directed brokerage:
- Schwab PCRA

The Company's contributions to the Plan are invested in the ESOP Fund.

The following table presents the fair value of investments in the pooled funds and common stock that represent 5% or more of the Plan's net assets:

	December 31, 2006	December 31, 2005
General Mills, Inc. common stock – participant directed	$ 397,811,297	359,096,729
General Mills, Inc. common stock – nonparticipant directed	6,206,225	10,658,615

Net appreciation (depreciation) in the fair value of the Plan's investment not held in MTIAs, including gains and losses on investments bought and sold, as well as held during the years ended December 31, 2006 and December 31, 2005 is as follows:

	December 31, 2006	December 31, 2005
General Mills, Inc. common stock	$ 61,186,859	(763,587)
Net (depreciation) appreciation in fair value of investments (not including MTIA)	$ 61,186,859	(763,587)

The fair values of the nonparticipant-directed portion of the ESOP Fund was $4,445,815 and $6,708,531 as of December 31, 2006 and 2005, respectively. Prior to October 2005, all amounts credited to participants' ESOP accounts were invested in the ESOP Fund and could not be transferred to any of the Plan's other investment funds. However, beginning in October 2005 all participants are able to transfer amounts in their ESOP accounts to any of the Plan's other investment funds. Therefore, only the unallocated General Mills common shares are considered to be nonparticipant-directed.

Significant components of the changes in net assets relating to the nonparticipant-directed portion of the ESOP Fund for the year ended December 31, 2006 and December 31,2005 are as follows:

	December 31, 2006	December 31, 2005
Changes in nonparticipant-directed funds:		
Net appreciation (depreciation)	$ 1,149,544	(123,399)
Dividends and interest	262,785	430,762
Total net investment income	1,412,329	307,363
Interest expense	(259,004)	(466,590)
Forfeitures	426,675	579,653
Administrative expenses	(468,472)	(613,340)
Transfers to participant-directed investments	(3,374,244)	(6,686,476)
Net change in nonparticipant-directed funds	$ (2,262,716)	(6,879,390)

(Continued)

(5) Master Trust Investment Accounts (MTIA)

The pension and savings plans of the Company are invested in the Investment Trust. Mellon Trust is the trustee and custodian of the Investment Trust. Investment managers each manage a portion of the MTIA in the Investment Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of each of the MTIA are accounted for utilizing the following accounting policies:

- Fund investments are valued as follows:
  - Fixed-income securities and common and preferred stocks traded on national exchanges are valued by the trustee at closing prices on the valuation date.
  - Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.
  - Short-term investments are stated at cost, which approximates fair value.
  - Investment contracts are valued at the fair value of the underlying assets.
  - Positions in the stock index and bond futures contracts are marked-to-market daily and reflect gains and losses on a daily basis.
  - Option contracts are valued monthly and unrealized appreciation or depreciation is recorded.
- Dividends, interest income, and administrative expenses are recorded on the accrual basis.
- Purchases and sales of securities are recorded on a trade-date basis.
- Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

Net Assets, net investment income and gains and losses of the MTIA are allocated to the pension and savings plans based on each plans' interest in the investment funds of the MTIA. The Plan's interest in all of the investment funds of the MTIA in the Investment Trust as of December 31 are as follows:

Investment funds in MTIA	funds at December 31, 2006	Plan participation	funds at December 31, 2005	Plan participation
Pooled Equity Fund	$ 1,817,480,739	18.6%	$ 1,702,012,565	18.8%
Pooled International Fund	932,649,563	15.6	773,340,184	13.6
Pooled Savings Fixed Fund	599,258,744	98.1	570,918,115	98.3
Alliance Equity	333,927,526	16.6	329,203,906	18.4
Reich & Tang	103,121,172	—	198,256,370	6.7
Numeric Investors	197,369,376	4.8	153,262,201	5.1
Mellon Capital	133,945,282	24.2	115,562,123	26.6
Pooled International Developed Markets	734,956,305	6.0	580,360,552	5.3
Pooled International Emerging Markets	337,039,119	29.2	291,928,974	24.3
RCM Mid & Small Cap	21,209	—	658,622	35.0
Southeastern Asset Management	142,014,336	29.4	89,331,215	31.0
Sanford Bernstein	172,055,735	34.0	137,362,345	29.9
General Mills Internal Equity	129,311,404	29.3	178,179,894	21.5
Arbor Capital	14,283	—	149,527,059	32.3
SIT	54,252,427	—	50,202,588	31.7
Boston Partners	218,481,507	20.3	185,067,460	21.5
Southeastern Small Cap	64,451,981	36.5	79,540,396	44.9
Numeric Small Cap	50,539,975	—	44,270,685	—
WAMCO	162,312,850	23.9	126,556,026	24.6
Delaware Investments	161,204,410	18.0	147,518,017	15.1
Sands Capital	147,710,120	19.1	146,266,390	15.4
Timesquare	51,740,156	26.6	—	—
Mazama	50,323,552	27.1	—	—
Roxbury	55,195,284	37.6	—	—
Earnest	67,219,010	30.4	—	—

Disclosures on all investment funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the year ended December 31, 2006 are as follows:

Fair value as of December 31, 2006

	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap	Southeastern Asset Management	Alliance Bernstein
Short-term investments	$ 49,076,439	5,261,051	6,865,331	2,265,264	5,651,410	196,597,826	—	2,753,536	1,853,137	21,209	27,865,558	3,546,141
Interest-bearing cash	6,416,934	89,851,641	—	—	—	—	—	97,161,304	—	—	—	—
U.S government securities	43,066,377	—	—	—	—	—	—	—	—	—	—	—
Corporate debt	127,000,632	—	—	—	931	—	—	—	—	—	6,691,750	—
Corporate stock – preferred	—	—	—	—	—	—	—	3,525,422	—	—	—	—
Corporate stock – common	1,442,930,057	297,201,583	—	331,662,262	97,468,831	180,411,470	—	313,331,387	—	—	107,457,028	168,509,594
Common/collective trust	101,462,119	103,674,971	35,424,871	—	—	—	133,945,282	108,423,456	122,232,578	—	—	—
Registered investment companies	41,827,485	234,996,601	—	—	—	—	—	249,252,537	212,953,404	—	—	—
Investment contracts	—	—	556,968,542	—	—	—	—	—	—	—	—	—
Limited partnership	—	127,368,912	—	—	—	—	—	46,607,959	—	—	—	—
Other investments	5,700,696	150,323,116	—	—	—	—	—	—	—	—	—	—
Written options	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	(124,639)	—	—	—	—
Short sales	—	(76,028,312)	—	—	—	(179,639,920)	—	(85,974,657)	—	—	—	—
Fair value as of December 31, 2006	$ 1,817,480,739	932,649,563	599,258,744	333,927,526	103,121,172	197,369,376	133,945,282	734,956,305	337,039,119	21,209	142,014,336	172,055,735

Net investment gain (loss) for the year ended December 31, 2006

	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap	Southeastern Asset Management	Alliance Bernstein
Net appreciation (depreciation) in fair value of investments:												
Interest-bearing cash	$ —	8,903,188	—	—	—	—	—	10,155,895	—	—	—	—
U.S. government securities	693,124	-	—	—	—	—	—	—	—	—	—	—
Corporate debt	20,414,878	-	—	—	—	—	—	—	—	—	—	—
Corporate stock – preferred	(3,114,163)	1,230,443	—	—	—	—	—	1,403,570	—	—	—	—
Corporate stock – common	58,577,203	73,163,247	—	1,308,199	29,212,122	23,971,757	—	83,457,551	—	15,883	24,256,187	25,966,002
Common/collective trust	95,710,330	26,693,931	1,638,446	—	—	—	18,383,159	23,828,518	6,621,334	—	—	—
Registered investment companies	25,876,542	24,896,477	—	—	—	—	—	28,399,492	—	—	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	32,423,326	—	—	—	—	—	1,120,893	35,864,500	—	—	—
Other investments	544,850	32,504,628	—	—	—	—	—	—	37,078,134	—	—	—
Written options	30,678,189	—	—	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—	—
Short sales	—	(9,630,110)	—	—	—	(12,164,919)	—	(10,985,098)	—	—	—	—
Futures	(18,818,284)	3,194,656	—	42	—	17,828,961	—	3,644,154	—	—	—	—
Interest	141,295	185,778	31,492,756	105,115	223,906	7,772,615	—	142,844	69,837	438	707,969	152,712
Dividends	—	—	—	2,306,240	1,588,469	—	—	—	—	—	1,802,563	3,081,832
Net investment gain (loss) for the year ended December 2006	$ 210,703,964	193,565,564	33,131,202	3,719,596	31,024,497	37,408,414	18,383,159	141,167,819	79,633,805	16,321	26,766,719	29,200,546

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Disclosures on all investment funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the year ended December 31, 2006 are as follows:

Fair value as of December 31, 2006

	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO	Delaware Investments	Sands Capital	Timesquare Capital	Mazama	Roxbury	Earnest
Short-term investments	$ 13,920,479	14,283	3,496,556	6,649,829	—	50,407,648	21,598,604	1,319,910	760,010	1,814,953	512,317	2,093,594	2,805,564
Interest-bearing cash	8,922,839	—	—	—	—	—	4,895	—	—	475	—	—	—
U.S. government securities	31,614,551	—	—	—	—	—	29,532,915	—	—	—	—	—	—
Corporate debt	65,086,023	—	—	—	—	—	109,931,112	159,884,500	—	—	—	—	—
Corporate stock – preferred	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate stock – common	1,772,122	—	50,755,871	212,847,506	—	49,055,692	—	—	146,950,110	49,924,728	49,811,235	53,101,690	62,380,938
Common/collective trust	—	—	—	—	—	—	—	—	—	—	—	—	—
Registered investment companies	1,104,220	—	—	164,432	64,451,981	—	—	—	—	—	—	—	2,032,508
Investment contracts	—	—	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—	—	—	—
Other investments	6,891,170	—	—	—	—	159,392	1,245,324	—	—	—	—	—	—
Written options	—	—	—	(1,180,260)	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	—	(49,082,757)	—	—	—	—	—	—	—
Fair value as of December 31, 2006	$ 129,311,404	14,283	54,252,427	218,481,507	64,451,981	50,539,975	162,312,850	161,204,410	147,710,120	51,740,156	50,323,552	55,195,284	67,219,010

Net investment gain (loss) for the year ended December 31, 2006

	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO	Delaware Investments	Sands Capital	Timesquare Capital	Mazama	Roxbury	Earnest
Net appreciation (depreciation) in fair value of investments:													
Interest-bearing cash	$ 59,223	—	—	—	—	—	—	—	—	—	—	—	—
U.S. government securities	51,531	—	—	—	—	—	34,263	—	—	—	—	—	—
Corporate debt	254,498	—	—	(221,680)	—	—	347,293	—	—	—	—	—	—
Corporate stock – preferred	—	—	—	(1,376,346)	—	—	10,855	—	—	—	—	—	—
Corporate stock – common	379,445	5,339,113	4,712,066	30,663,135	—	—	—	3,268,231	(8,119,822)	6,441,716	2,875,698	3,860,830	4,254,785
Common/collective trust	—	—	—	—	—	7,817,129	—	—	—	—	—	—	—
Registered investment companies	88,660	—	—	30,874	15,741,119	—	—	—	—	—	—	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—	—	—	—
Other investments	(50,254)	—	—	—	—	—	104,905	—	—	—	—	—	—
Written options	—	—	—	1,057,035	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	—	(6,192,653)	—	—	—	—	—	—	—
Futures	13,981,781	—	—	190	—	4,905,683	12,624,194	—	—	—	—	—	—
Interest	7,494,788	9,026	142,408	355,623	—	1,820,846	7,417,797	51,009	71,510	93,354	25,344	88,739	167,443
Dividends	808,865	19,480	338,238	3,790,122	1,170,466	—	—	988,956	333,156	454,637	138,999	107,501	586,612
Net investment gain (loss) for the year ended December 2006	$ 23,068,537	5,367,619	5,192,712	34,298,953	16,911,585	8,351,005	20,539,307	4,308,196	(7,715,156)	6,989,707	3,040,041	4,057,070	5,008,840

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Disclosures on all investment funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the year ended December 31, 2005 are as follows:

Fair value as of December 31, 2005

	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap
Short-term investments	$ 24,331,397	3,763,066	10,864,057	2,393,393	1,840,787	153,757,211	—	—	949,616	51,065
Interest-bearing cash	10,483,354	67,543,695	—	759	—	—	—	71,069,148	—	—
U.S. government securities	36,973,509	—	—	—	—	—	—	—	—	—
Corporate debt	156,881,629	—	—	—	960	—	—	—	—	—
Corporate stock – preferred	2,983,956	2,196,543	—	—	—	—	—	2,043,606	—	—
Corporate stock – common	1,330,732,508	205,376,762	—	326,809,754	196,414,623	148,236,821	—	216,890,682	—	607,557
Common/collective trust	84,779,310	166,723,575	33,863,433	—	—	—	115,562,123	104,698,528	89,477,747	—
Registered investment companies	44,852,362	191,099,233	—	—	—	—	—	201,911,658	—	—
Investment contracts	—	—	526,190,625	—	—	—	—	—	—	—
Limited partnership	—	118,999,532	—	—	—	—	—	46,101,668	99,785,566	—
Other investments	11,303,276	76,944,437	—	—	—	—	—	—	101,716,045	—
Written options	(1,308,736)	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	1,098,271	—	—	—	—	—	1,308,069	—	—
Short sales	—	(60,404,930)	—	—	—	(148,731,831)	—	(63,662,807)	—	—
Fair value as of December 31, 2005	$ 1,702,012,565	773,340,184	570,918,115	329,203,906	198,256,370	153,262,201	115,562,123	580,360,552	291,928,974	658,622

Net investment gain (loss) for the year ended December 31, 2005

	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap
Net appreciation (depreciation) in fair value of investments:										
Interest-bearing cash	$ —	3,092,496	—	—	—	—	—	3,519,299	-	—
U.S. government securities	3,304,607	-	—	—	—	—	—	—	-	—
Corporate debt	16,545,408	-	—	—	—	—	—	—	-	—
Corporate stock – preferred	1,885,623	(37,069)	—	—	—	—	—	(42,185)	-	—
Corporate stock – common	145,443,312	1,210,599	—	44,687,539	1,267,402	6,522,421	—	1,377,677	-	2,885,016
Common/collective trust	(65,729,210)	72,935,843	1,350,427	—	—	—	5,036,699	58,964,144	24,037,755	—
Registered investment companies	90,690,433	10,044,563	—	—	—	—	—	11,430,839	-	—
Investment contracts	—	-	—	—	—	—	—	—	-	—
Limited partnership	—	20,317,413	—	—	—	—	—	(4,493,368)	27,614,837	—
Other investments	1,708,607	25,407,941	—	—	—	—	—	—	28,914,555	—
Written options	22,294,597	-	—	—	—	—	—	—	-	—
Foreign currency contracts	—	-	—	—	—	—	—	—	-	—
Short sales	—	(1,986,265)	—	—	—	(13,501,400)	—	(2,260,394)	-	—
Futures	(92,853,244)	8,381,719	—	—	—	2,051,281	—	9,538,501	-	—
Interest	111,576	48,806	27,749,667	126,948	190,700	4,411,520	—	24,767	30,158	24,089
Dividends	—	—	—	1,464,128	2,055,527	—	—	—	—	186,881
Net investment gain (loss) for the year ended December 2005	$ 123,401,709	139,416,046	29,100,094	46,278,615	3,513,629	(516,178)	5,036,699	78,059,280	80,597,305	3,095,986

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Disclosures on all investment funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the year ended December 31, 2005 are as follows:

Fair value as of December 31, 2005

	RCM Large Cap	Southeastern Asset Management	Sanford Bernstein	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO	Delaware Investments	Sands Capital
Short-term investments	$ —	447,861	2,832,533	12,500,048	7,689,282	1,227,740	7,273,559	—	44,241,935	8,063,588	302,148	15,465
Interest-bearing cash	—	—	—	13,299,012	—	—	—	—	—	—	—	—
U.S. government securities	—	—	—	32,247,646	—	—	—	—	—	16,243,756	—	—
Corporate debt	—	3,692,000	—	105,749,612	—	—	221,680	—	—	97,707,985	—	—
Corporate stock – preferred	—	—	—	—	—	—	2,068,894	—	—	1,866,625	—	—
Corporate stock – common	—	85,191,354	134,529,812	1,416,034	141,837,777	48,974,848	177,056,654	—	42,378,469	—	147,215,869	146,250,925
Common/collective trust	—	—	—	—	—	—	—	—	—	—	—	—
Registered investment companies	—	—	—	1,015,560	—	—	133,558	79,540,396	—	—	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	11,951,982	—	—	—	—	—	2,674,072	—	—
Written options	—	—	—	—	—	—	(1,686,885)	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	—	—	—	—	(42,349,719)	—	—	—
Fair value as of December 31, 2005	$ —	89,331,215	137,362,345	178,179,894	149,527,059	50,202,588	185,067,460	79,540,396	44,270,685	126,556,026	147,518,017	146,266,390

Net investment gain (loss) for the year ended December 31, 2005

	RCM Large Cap	Southeastern Asset Management	Sanford Bernstein	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO	Delaware Investments	Sands Capital
Net appreciation (depreciation) in fair value of investments:												
Interest-bearing cash	$ —	—	—	(97,500)	—	—	—	—	—	—	—	—
U.S. government securities	—	—	—	(402,535)	—	—	—	—	—	(457,872)	—	—
Corporate debt	—	—	—	(324,253)	—	—	275,822	—	—	(775,904)	—	—
Corporate stock – preferred	—	—	—	—	—	—	208,309	—	—	(20,052)	—	—
Corporate stock – common	(4,726,384)	1,857,330	10,109,937	(643,359)	3,099,960	10,758,043	14,979,864	—	—	—	17,473,700	16,466,744
Common/collective trust	—	—	—	—	—	—	—	—	4,818,860	—	—	—
Registered investment companies	—	—	—	(100,060)	—	—	52,130	6,076,432	—	—	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	68,544	—	—	—	—	—	4,709	—	—
Written options	—	—	—	—	—	—	657,947	—	—	—	—	—
Foreign currency contracts	—	—	—	(1,049,400)	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	—	—	—	—	(1,788,744)	—	—	—
Futures	—	—	—	5,129,427	—	—	—	—	—	1,855,066	—	—
Interest	75,838	1,092,097	99,675	7,063,533	120,790	139,545	622,727	—	1,027,494	5,076,913	29,198	53,766
Dividends	1,133,882	448,373	2,432,991	764,893	36,508	394,225	3,226,158	1,643,465	—	101,892	395,372	118,434
Net investment gain (loss) for the year ended December 2005	$ (3,516,664)	3,397,800	12,642,603	10,409,290	3,257,258	11,291,813	20,022,957	7,719,897	4,057,610	5,784,752	17,898,270	16,638,944

(Continued)

(a) Futures Transactions and Foreign Exchange Contracts

In order to gain exposure to or attempt to protect itself from changes in the market, the Investment Trust may buy and sell stock index futures contracts. Risks of entering into futures contracts, in general, include the possibility there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Upon entering into a futures contract, the Investment Trust is required to deposit as collateral either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Investment Trust each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as gains and losses.

Certain assets managed by General Mills' internal management have a variation margin payable at December 31, 2006 and 2005 totaling $(483,025) and $(721,127), respectively. Investments managed by General Mills' internal management, that are held by brokers as collateral on contracts, totaled $6,463,600 and $10,899,012 at December 31, 2006 and 2005, respectively. The assets are fair valued on a daily basis and gains and losses are recorded daily.

Certain assets managed by Numeric Investors have a variation margin receivable (payable) at December 31, 2006 and 2005 totaling $1,925,598 and $(985,417), respectively. Investments managed by Numeric Investors that are held by brokers as collateral on contracts totaled $13,542,860 and $13,371,346 at December 31, 2006 and 2005, respectively. The assets are fair valued on a daily basis and gains and losses are recorded daily.

Certain assets managed by Western Asset Management Company have a variation margin payable at December 31, 2006 and 2005 totaling $(548,299) and $(510,768), respectively. Investments managed by Western Asset Management Company that are held by brokers as collateral on contracts totaled $7,586,000 and $6,751,000 at December 31, 2006 and 2005, respectively. The assets are fair valued on a daily basis and gains and losses are recorded daily.

The Pooled International Developed Markets Fund contains foreign exchange contracts. The net valuation, in U.S. dollars, of the contracts totaled $507,456 and ($1,138,965) at December 31, 2006 and 2005, respectively. The position of the contracts is valued daily and gains and losses are recorded daily.

(b) Options Transactions

In order to produce incremental earnings, attempt to protect gains, and facilitate buying and selling of securities for investment purposes, the Trust may buy and sell put and call options, write covered call options on portfolio securities, and write cash-secured puts. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. In writing a put option, the fund may incur a loss if the market price of the security decreases and the option is exercised. In buying an option, the fund pays a premium whether or not the option is exercised. The Investment Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Trust also may write over-the-counter options where the completion of the obligations is dependent upon the credit standing of the other party.

Boston Partners Fund had 3,095 option contracts outstanding with market values of $(1,180,260) and $(1,686,885) with a cost of $1,088,849 and $944,488 on December 31, 2006 and 2005, respectively.

(c) Investment Contracts with Insurance Companies

The Master Trust contains investment contracts with AIG, Bank of America and Monumental Life. These insurance companies maintain the contributions in separate pooled accounts. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the insurance companies. The contracts are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2006 and 2005 was $556,968,542 and $526,190,625, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer and is reset quarterly. The crediting interest rate at December 31, 2006 and 2005 was 6.14% and 5.79%, respectively. The average yield at December 31, 2006 and 2005 was 6.01% and 5.75%, respectively.

(6) Company Stock Fund

The Company Stock Fund consists of common stock of General Mills and cash for dividends and fractional shares. At December 31, 2006 and 2005, the market value of the shares held was $106,368,818 and $104,439,828, respectively and the number of shares held was 1,846,681 and 2,117,596, respectively. At December 31, 2006 and 2005, the value of the cash held was $274,957 and $1,421,052, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan.

(7) ESOP Fund

The ESOP Fund consists of common stock of General Mills and cash for dividends and fractional shares. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund. Participants may then elect to transfer balances from the ESOP Fund to any of the Plan's other investment funds (see Footnote 4). However, no amounts may be transferred from any of the other investment funds into the ESOP Fund.

The ESOP Fund is presented in the following table:

	December 31, 2006		December 31, 2005	
	Allocated	**Unallocated**	**Allocated**	**Unallocated**
General Mills common shares:				
Number of shares	5,059,765	107,753	5,163,360	216,111
Cost	$ 122,795,399	1,335,898	103,726,105	2,662,074
Market	291,442,479	6,206,225	254,656,901	10,658,615

In June 1989, the Plan borrowed $92.4 million in a private loan transaction and purchased shares of the Company's common stock. The 8.24% loan provides for quarterly payments through June 30, 2007 and is guaranteed by the Company. The remaining loan will be repaid using future Company contributions and dividends paid on Company stock owned by the Investment Trust.

The amount of debt that becomes due in 2007 is $1,801,000.

(8) Tax Status

The Plan obtained its latest determination letter on March 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(9) Parties-in-Interest

Mellon Trust is a party-in-interest under the Pension Reform Act with respect to the Plan. Investments held by Mellon Trust are exempt from being considered as prohibited transactions under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

Hewitt Associates is a party-in-interest with respect to the Plan and is the Recordkeeper of the Plan, and Charles Schwab acts as the Broker for the self-directed brokerage account (Schwab Personal Choice Retirement Account). On April 1, 2006, Hewitt Associates and Charles Schwab replaced Fidelity Investments, which served as both Recordkeeper and Broker prior to that date. In the opinion of the Plan's management, transactions between the Plan and the Recordkeeper are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Company is a party-in-interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP Fund. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the year ended December 31, 2006 and 2005 was $355,847 and $422,959, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

(Continued)

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

		December 31, 2006
Net assets available for benefits at fair value per the financial statements	$	2,203,379,939
Less: Adjustments from fair value to contract value for fully benefit-responsive investment contracts		(5,115,012)
Net assets available for benefits per the Form 5500	$	2,198,264,927

Schedule 1

GENERAL MILLS SAVINGS 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

Issuer	Face amount or number of units	Cost	Current value
Common stock:			
General Mills, Inc.*			
Participant-directed	6,906,446	$ 188,188,747	$ 397,811,297
Nonparticipant-directed	107,753	1,335,898	6,206,225
Unallocated insurance contracts:			
Monumental Life Insurance	14,382,368	14,382,368	14,382,368
Short-term investment fund:			
TBC, Inc. Pooled Employee Funds			
Daily Liquidity Fund*	16,152,139	16,152,139	16,152,139
Participant loan fund*			
(interest rates ranging from 6.25% to 8.0%)	27,793,920	27,793,920	27,793,920
Directed Brokerage Fund	—	**	56,071,254

* Party-in-interest.
** Participant-directed investment.

See accompanying report of independent registered public accounting firm

GENERAL MILLS SAVINGS 401(k) PLAN

Schedule H, Line 4j—Schedule of Reportable Transactions

December 31, 2006

5% series of transactions by security issue (iii):

Issuer/description	Purchase price	Selling price	Cost of asset	Current value	Net gain (loss)
Short-term investment fund:					
TBC, Inc. Pooled Employee Funds—Daily Liquidity Fund	$ 276,177,718	—	276,177,718	276,177,718	—
TBC, Inc. Pooled Employee Funds—Daily Liquidity Fund	$ —	271,197,732	271,197,732	—	—

See accompanying report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN

By: ______________________________
Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan

Date: June 28, 2007

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 2-50327, 2-53523, 2-95574 and 33-27628) on Form S-8 of General Mills, Inc. of our report dated June 27, 2007 with respect to the statements of net assets available for benefits of the General Mills 410(k) Savings Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and December 31, 2005, and the related supplemental schedules as of and for the year ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the General Mills 401(k) Savings Plan.

KPMG LLP

Minneapolis, Minnesota
June 27, 2007

END